Exhibit 99.2

Explanation of Responses

(1) In addition to 2,024,017 shares of Common Stock directly held by Reporting Person Isaac Perlmutter, Mr. Perlmutter indirectly holds the following shares of Common Stock:

        (a) 9,748,453 shares of Common Stock directly owned by Reporting Person Object of which Mr. Perlmutter is the sole stockholder;

        (b) 840,708 shares of Common Stock directly held by the Isaac Perlmutter Trust 01/28/1993, a revocable Florida Trust (the "Trust"), of which Mr. Perlmutter is a trustee and is the sole beneficiary; and

        (c) 5,129,763 shares of Common Stock held by Zib, Inc., a Delaware corporation, whose sole stockholder is the Trust.

(2) Mr. Perlmutter directly holds options to purchase 3,950,000 shares of Common Stock.